UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

U.S. XPRESS ENTERPRISES, INC.
 (Name of Subject Company (issuer))

NEW MOUNTAIN LAKE HOLDINGS, LLC
NEW MOUNTAIN LAKE ACQUISITION COMPANY
PATRICK E. QUINN
MAX L. FULLER
QUINN FAMILY PARTNERS
MAX FULLER FAMILY LIMITED PARTNERSHIP
 (Names of Filing Persons (Offerors))

Class A Common Stock, Par Value $.01 per Share
 (Title of Class of Securities)

90338N103
(CUSIP Number of Class of Securities)

Patrick E. Quinn
4080 Jenkins Road
Chattanooga, Tennessee 37421
Telephone: (423) 255-9757
Facsimile: (423) 510-4003

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Mark Scudder, Esq.
David J. Routh, Esq.
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508
Telephone: (402) 435-3223
Facsimile: (402) 435-4239

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$ 191,704,936	$5,885.34

*
Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase in cash of all outstanding shares of Class A Common Stock, par value $0.01 per share, of U.S. Xpress Enterprises, Inc. (the "Class A Shares"), other than Class A Shares already owned by the filing persons at a price of $20.10 per share and assumes the purchase of all Class A Shares issuable upon exercise of outstanding options.  As of August 1, 2007, there were approximately 9,537,559 Class A Shares outstanding on a fully diluted basis (treating as outstanding all Class A Shares subject to outstanding options) not beneficially owned by the filing persons..

**	The filing fee is calculated by multiplying the transaction valuation by 0.0000307.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,885.34	Filing Party:	New Mountain Lake Acquisition Company and other filers
Form or Registration No.:	Schedule TO-T	Dated Filed:	September 12, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☒    going private transaction subject to Rule 13e-3.

☒    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

          This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") originally filed on September 12, 2007, by New Mountain Lake Acquisition Company, a Nevada corporation ("Purchaser") and wholly owned subsidiary of New Mountain Lake Holdings, LLC, a Nevada limited liability company ("Holding Company"), Holding Company, Max L. Fuller, Patrick E. Quinn, Quinn Family Partners, and the Max Fuller Family Limited Partnership, as previously amended.  The Schedule TO, as further amended and supplemented by this Amendment, relates to a tender offer by Purchaser to purchase for cash all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares"), of U.S. Xpress Enterprises, Inc., a Nevada corporation ("U.S. Xpress"), at a price of $20.10 per Class A Share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(1)(ii) to the Schedule TO (which, together with the Offer to Purchase, any amendments or supplements thereto, collectively constitute the "Offer").  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

    The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Amendment, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following:

At 5:00 p.m., New York City time, on Thursday, October 11, 2007, the Offer and withdrawal rights expired.  Based on preliminary information from the Depositary, 8,130,055 Class A Shares have been tendered and not withdrawn (including 209,195 Class A Shares subject to guaranteed delivery).  Purchaser has accepted for payment all Class A Shares that were validly tendered and not withdrawn in the Offer.  As a result of the Offer and related transactions described in the Offer to Purchase, Purchaser will own approximately 93.3% of the outstanding Class A Shares.  Purchaser intends to make prompt payment for the Class A Shares properly tendered and accepted and, in the case of Class A Shares tendered by guaranteed delivery procedures, after timely delivery of Class A Shares and required documentation.

Purchaser will acquire the remaining ownership of U.S. Xpress not owned by Purchaser as a result of the Offer and related transactions described in the Offer to Purchase, through a short-form merger pursuant to Section 92A.180 of the Nevada Revised Statutes, as amended.  Such a short-form merger does not require the approval of or prior notice to U.S. Xpress’ board of directors or stockholders.

Once Purchaser completes the short-form merger, the Class A Shares will no longer be listed on the NASDAQ Global Select Market and former stockholders of U.S. Xpress (other than Purchaser or its subsidiaries) will have no further rights as stockholders of U.S. Xpress other than the right to receive $20.10 per Class A Share in cash or to exercise dissenter’s rights pursuant to Nevada law.  Following the Merger, detailed instructions will be mailed to former stockholders of U.S. Xpress outlining the steps that stockholders who did not tender their Class A Shares must take in order to obtain payment or exercise their dissenter’s rights under Nevada law.

The full text of the press release announcing the expiration of the Offering Period and the completion of the Offer is attached as Exhibit (a)(5)(iv) hereto and is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 4 of the Schedule TO.

ITEM 8.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

Item 8 of the Schedule TO is hereby amended and supplemented by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 8 of the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 11 of the Schedule TO.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(i)
Complaint of Ronald S. Wiesenthal, individually and on behalf of all others similarly situated, against U.S. Xpress Enterprises, Inc., et al., Case No. 07 01958, filed in the District Court of Washoe County, Nevada on August 28, 2007.

(a)(5)(ii)	Form of Notice of Merger and Dissenter’s Rights Available to Former Stockholders of U.S. Xpress Enterprises, Inc.

(a)(5)(iii)	Form of Letter of Transmittal to Accompany Certificates Formerly Representing Shares of Class A Common Stock of U.S. Xpress Enterprises, Inc.

(a)(5)(iv)
Text of Press Release announcing the expiration of the Offering Period and completion of the Offer issued by Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, New Mountain Lake Acquisition Company, on October 12, 2007.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Item 13 of the Schedule TO is hereby amended and supplemented by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 13 of the Schedule TO.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW MOUNTAIN LAKE ACQUISITION COMPANY

By:	/s/ Patrick E. Quinn
Name:	Patrick E. Quinn
Title:	Chairman of the Board and President

By:	/s/ Max L. Fuller
Name:	Max L. Fuller
Title:	Chairman of the Board and Chief Executive Officer

NEW MOUNTAIN LAKE HOLDINGS, LLC

By:	/s/ Patrick E. Quinn
Name:	Patrick E. Quinn
Title:	Chairman of the Board and President

By:	/s/ Max L. Fuller
Name:	Max L. Fuller
Title:	Chairman of the Board and Chief Executive Officer

PATRICK E. QUINN

/s/ Patrick E. Quinn

MAX L. FULLER

/s/ Max L. Fuller

QUINN FAMILY PARTNERS

By:	/s/ Anna Marie Quinn
Name:	Anna Marie Quinn
Title:	Managing Partner

MAX FULLER FAMILY LIMITED PARTNERSHIP

By:	/s/ Janice B. Fuller
Name:	Janice B. Fuller
Title:	General Partner

Date:  October 12, 2007

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase dated September 12, 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement, published in Investor's Business Daily on September 12, 2007.*

(a)(1)(viii)	Trustee Direction Form.*

(a)(1)(ix)	Form of Letter to Participants in U.S. Xpress's 401(K) Retirement and Savings Plan.*

(a)(1)(x)
Text of Press Release issued by Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, Mountain Lake Acquisition Company on June 22, 2007 (incorporated by reference to Exhibit 99.1 of the Schedule TO filed by Mountain Lake Holding Company, Mountain Lake Acquisition Company, Patrick E. Quinn, and Max L. Fuller on June 22, 2007).

(a)(1)(xi)
Memorandum, including questions and answers, made available by Patrick E. Quinn and Max L. Fuller to U.S. Xpress Enterprises, Inc.’s employees, dated June 22, 2007 (incorporated by reference to Exhibit 99.3 of Schedule TO filed by Mountain Lake Holding Company, Mountain Lake Acquisition Company, Patrick E. Quinn, and Max L. Fuller on June 22, 2007).

(a)(1)(xii)
Proposal letter to the Board of Directors of U.S. Xpress Enterprises, Inc. from Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, Mountain Lake Acquisition Company, on June 22, 2007 (incorporated by reference to the Tender Offer Statement filed on Schedule TO by Mountain Lake Holding Company, Mountain Lake Acquisition Company, Patrick E. Quinn, and Max L. Fuller on June 22, 2007 (File No. 005-44771)).

(a)(1)(xiii)
Text of Press Release issued by Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, New Mountain Lake Acquisition Company, on September 10, 2007 (incorporated by reference to Exhibit 99.1 of Schedule TO filed by New Mountain Lake Holdings, LLC, New Mountain Lake Acquisition Company, Quinn Family Partners, Max Fuller Family Limited Partnership, Patrick E. Quinn, and Max L. Fuller on September 11, 2007 (File No. 005-44771)).

(a)(1)(xiv)
Frequently Asked Questions for Employees Holding Options and Shares of Class A Common Stock of U.S. Xpress Enterprises, Inc. from Patrick E. Quinn and Max L. Fuller, on behalf of their corporation New Mountain Lake Acquisition Company, on September 21, 2007.**

(a)(1)(xv)	Text of Press Release issued by Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, New Mountain Lake Acquisition Company, on September 26, 2007.***

(a)(5)(i)
Complaint of Ronald S. Wiesenthal, individually and on behalf of all others similarly situated, against U.S. Xpress Enterprises, Inc., et al., Case No. 07 01958, filed in the District Court of Washoe County, Nevada on August 28, 2007.*

(a)(5)(ii)	Form of Notice of Merger and Dissenter’s Rights Available to Former Stockholders of U.S. Xpress Enterprises, Inc.****

(a)(5)(iii)	Form of Letter of Transmittal to Accompany Certificates Formerly Representing Shares of Class A Common Stock of U.S. Xpress Enterprises, Inc. ****

(a)(5)(iv)
Text of Press Release announcing the expiration of the Offering Period and completion of the Offer issued by Patrick E. Quinn and Max L. Fuller, on behalf of their corporation, New Mountain Lake Acquisition Company, on October 12, 2007.****

(b)(i)
Financing Commitment letter, dated June 22, 2007, from SunTrust Bank and SunTrust Capital Markets Inc. to Mountain Lake Acquisition Company (incorporated by reference to Exhibit 4 of Schedule 13D filed by Patrick E. Quinn, Max L. Fuller, Quinn Family Partnership, Max Fuller Limited Partnership, LLP, and Mountain Lake Acquisition Company on June 22, 2007 (as amended by Amendment No. 1 to Schedule 13D filed on June 25, 2007)).

(b)(ii)
Restated Financing Commitment letter, dated September 7, 2007, from SunTrust Bank and SunTrust Robinson Humphrey, Inc. to New Mountain Lake Acquisition Company (incorporated by reference to Exhibit 2 of Amendment No. 2 to Schedule 13D filed by New Mountain Lake Holdings, LLC, New Mountain Lake Acquisition Company, Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, and the Max Fuller Family Limited Partnership on September 11, 2007 (File No. 005-44771)).

(c)	Preliminary Report of Stifel, Nicolaus & Company to Mountain Lake Acquisition Company.*

(d)(i)
Agreement of Right of First Refusal with regard to Class B Shares of U.S. Xpress dated May 11, 1994, by and between Max L. Fuller and Patrick E. Quinn (incorporated by reference to U.S. Xpress's Registration Statement on Form S-1, filed on May 20, 1994 (File No. 33-79208)).

(d)(ii)
Salary Continuation Agreement dated June 10, 1993, by and between U.S. Xpress and Max L. Fuller (incorporated by reference to U.S. Xpress's Registration Statement on Form S-1, filed on May 20, 1994 (File No. 33-79208)).

(d)(iii)
Salary Continuation Agreement dated June 10, 1993, by and between U.S. Xpress and Patrick E. Quinn (incorporated by reference to U.S. Xpress's Registration Statement on Form S-1, filed on May 20, 1994 (File No. 33-79208)).

(d)(iv)
Lease dated January 28, 1994, by and between Patrick E. Quinn and Max L. Fuller, as lessors, and U.S. Xpress, as lessee, for certain real property situated in the County of Whitfield, State of Georgia (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, File No. 000-24806, filed with the SEC on November 9, 2004).

(d)(v)
Assignment of Lease and Estoppel Agreement dated August 31, 1995, by and among Patrick E. Quinn, Max L. Fuller, Q & F Realty, LLC, and U.S. Xpress, for certain real property situated in the County of Whitfield, State of Georgia (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, File No. 000-24806, filed with the SEC on November 9, 2004).

(d)(vi)
Amendment to Lease dated December 1, 1995, by and between Q & F Realty, LLC and U.S. Xpress, for certain real property situated in the County of Whitfield, State of Georgia (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, File No. 000-24806, filed with the SEC on November 9, 2004).

(d)(vii)
Lease dated January 28, 1994, by and between Patrick E. Quinn and Max L. Fuller, as lessors, and U.S. Xpress, as lessee, for certain real property situated in the County of Canadian, State of Oklahoma (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, File No. 000-24806, filed with the SEC on November 9, 2004).

(d)(viii)
Assignment of Lease and Estoppel Agreement dated August 31, 1995, by and among Patrick E. Quinn, Max L. Fuller, Q & F Realty, LLC, and U.S. Xpress, for certain real property situated in the County of Canadian, State of Oklahoma (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, File No. 000-24806, filed with the SEC on November 9, 2004).

(d)(ix)
Lease dated March 1, 1994, by and between Patrick E. Quinn and Max L. Fuller, as lessors, and Crown Transport Systems, Inc., as lessee, for certain real property situated in the County of Whitfield, State of Georgia (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, File No. 000-24806, filed with the SEC on November 9, 2004).

(d)(x)
Assignment of Lease and Estoppel Agreement dated August 31, 1995, by and among Patrick E. Quinn, Max L. Fuller, Q & F Realty, LLC, and Crown Transport Systems, Inc., for certain real property situated in the County of Whitfield, State of Georgia (incorporated by reference to U.S. Xpress’s quarterly report on Form 10-Q, File No. 000-24806, filed with the SEC on November 9, 2004).

(d)(xi)	Certified Resolutions of the Special Review Committee of the Board of Directors of U.S. Xpress Enterprises, Inc. adopted at a meeting held on July 27, 2007.*

(d)(xii)	Escrow Agreement dated August 23, 2007, by and among the Company, LaSalle Bank National Association, James E. Hall, Robert J. Sudderth, John W. Murrey, III, Max L. Fuller and Patrick E. Quinn.*

(d)(xiii)	Indemnification Agreement dated August 9, 2007, by and between the Company and Max L. Fuller.*

(d)(xiv)	Indemnification Agreement dated August 9, 2007, by and between the Company and Patrick E. Quinn.*

(f)	Sections 92A.300 through 92A.500 of the Nevada Revised Statutes (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on September 12, 2007.

**	Previously filed with Amendment No. 1 to the Schedule TO on September 21, 2007.

***	Previously filed with Amendment No. 2 to the Schedule TO on September 26, 2007.

****	Filed herewith.